PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated July 14, 2014)	Registration No. 333-190798

692,815 Shares of Common Stock

This prospectus supplement No. 2 (“Supplement”) modifies and supplements information contained in, and should be read in conjunction with, that certain prospectus, dated July 14, 2014, as supplemented by prospectus supplement No. 1 dated March 28, 2016 (together, the “Prospectus”), of Adamis Pharmaceuticals Corporation (the “Company”). The Prospectus relates to the resale of up to 692,815 shares of our common stock pursuant to the exercise of previously issued warrants by the selling stockholders identified in the Prospectus, including their transferees, pledgees, donees or successors. The warrants have a current exercise price of $3.40 per share, subject to adjustments, and may be exercised during the period ending June 26, 2018 (the “Warrants”). The selling stockholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

This Supplement is being filed to disclose the transfer of securities of certain selling shareholders as provided in the Selling Shareholder table below. This Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and all supplements thereto.

The information attached to this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements thereto carefully before you make an investment decision.

See “Risk Factors” beginning on page 8 of the Prospectus dated July14, 2014, for risk factors and information you should consider before you purchase shares.

SELLING STOCKHOLDERS

The Company has been by notified that certain securities previously registered to certain selling shareholders have been transferred. Specifically, the Selling Shareholder table is being amended to reflect the transfer of warrants to purchase up to 95,720 shares of common stock from Midsummer Small Cap Master, Ltd. to OTA LLC. The original Prospectus has not been updated or modified, and unless amended by this Prospectus Supplement or the Prospectus Supplement dated as of March 28, 2016, all other information contained in the Selling Shareholder table is unaffected.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Offered (21)	Number of Shares of Common Stock Beneficially Owned After Offering

Midsummer Small Cap Master, Ltd. (1)	0		0	0

OTA LLC (2)	190,720	(3)	190,720	0

(1) Joshua Thomas and Michel Amsalem have the power to vote and dispose of these securities.

(2) Ira M. Leventhal has voting and dispositive power with respect to these securities.

(3) Represents 190,720 shares initially issuable upon exercise of the Warrants.